Exhibit 99.3

Innovation Economy Corporation

Nominating and Corporate Governance Committee Charter

Adopted as of ________, 2015

The following Nominating and Corporate Governance Committee Charter (the “Charter”) was adopted by the Board of Directors (the “Board”) of Innovation Economy Corporation, a Delaware corporation (the “Company”), as of the date first written above:

1.	Members. The Board shall appoint the members of the Nominating and Corporate Governance Committee (the “Committee”). The Committee shall be comprised of at least two “independent” members of the Board who shall also satisfy such other criteria imposed on members of the Committee pursuant to the federal securities laws and the rules and regulations of the Securities and Exchange Commission (“SEC”) and The NASDAQ Stock Market, Inc. (“NASDAQ”). The term “independent” refers to a member of the Committee who meets the definition of “independence” under the rules and regulations of the SEC and NASDAQ. Each appointed member of the Committee may be removed by the Board at any time, with or without cause. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote. Each Committee member shall have one vote.

2.	Purpose. The purpose of the Committee is to assist the Board in: (i) identifying, screening and recommending qualified candidates to serve as directors of the Company and (ii) maintaining oversight of the Board’s and the Company’s governance functions and effectiveness.

3.	Duties and Responsibilities. On behalf of the Board, the Committee shall, among its duties and responsibilities as may be delegated to the Committee by the Board, and in addition to any duties and responsibilities imparted to the Committee by the SEC, the listing standards of NASDAQ or any other applicable laws or regulations:

A.	Nomination Matters

(a)	Recommend to the Board candidates for election or reelection to the Board at each annual meeting of stockholders of the Company or any other meeting of Company stockholders where the election of a class of directors is to be considered. Nominees for director shall be selected on the basis of experience, integrity, ability to make independent analytical inquiries, understanding of the Company’s business environment, willingness to devote adequate time to Board duties and such other specific criteria as may be established by the Committee from time to time. In establishing these criteria, the Committee shall make every effort to ensure that the Board and its Committees include at least the required number of independent directors, as that term is defined by applicable standards promulgated by Nasdaq and by the SEC.

(b)	Recommend to the Board candidates for election by the Board to fill vacancies occurring on the Board.

(c)	Consider stockholders’ nominees in accordance with applicable rules and regulations and develop procedures regarding the nomination process as required by the federal securities laws and the rules and regulations of the SEC and NASDAQ.

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(d)	Make recommendations to the Board concerning the selection criteria to be used by the Committee in seeking nominees for election to the Board.

(e)	Aid in attracting qualified candidates to serve on the Board and interview and otherwise assist in the screening of such candidates.

(f)	Evaluate and make recommendations to the Board concerning the structure, composition and functioning of the Board and all Board committees.

B.	Corporate Governance Matters

(a)	Develop and recommend to the Board from time to time corporate governance guidelines applicable to the Company. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of such guidelines and recommend and propose changes to the Board for approval.

(b)	Review any issues relating to conflicts of interests and (in conjunction with the Audit Committee of the Board as necessary or appropriate) all related party transactions in accordance with SEC and NASDAQ requirements, and report the same to the Board.

(c)	Review and recommend changes to Board meeting procedures.

(d)	Monitor any requests made by the directors to engage outside advisors with respect to corporate governance issues, at the Company’s expense.

(e)	Review and recommend retirement policies for Company directors as may be adopted from time to time.

(f)	Review any outside directorships in other public companies held by senior company officials.

(g)	Periodically receive and consider recommendations from the Company’s Chief Executive Officer (CEO) regarding succession at the CEO and other senior officer levels.

(h)	Make reports and recommendations to the Board within the scope of its functions.

(i)	Review this Committee Charter from time to time and recommend any changes thereto to the Board.

4.	Meetings. The Committee will meet as often as it deems necessary or appropriate, in its judgment, either in person or telephonically, and as such times and places as the Committee determines. Face to face meetings shall be encouraged at least once each year. The majority of the members of the Committee shall constitute a quorum and shall be empowered to act on behalf of the Committee. Minutes shall be kept of each meeting of the Committee. The Chairman of the Committee shall report to the Board following meetings of the Committee and as otherwise requested by the Chairman of the Board.

5.	Outside Advisors. The Committee shall have the authority to retain such outside legal or other consultants or advisors as it determines appropriate to assist it in the performance of its functions, or to advise or inform the Committee. The Committee may also meet with investment bankers and financial analysts. The Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any member of, or consultants to, the Company. The Company shall provide for payment of compensation to any advisors retained by the Committee.

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6.	Investigations. The Committee shall have the authority to conduct or authorize investigations into any matter within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Committee or any advisors engaged by the Committee.

7.	Amendment. Any amendment or other modification of this Charter shall be made and approved by the full Board.

8.	Disclosure of Charter. If required by the rules of the SEC or Nasdaq, this Charter, as amended from time to time, shall be made available to the public on the Company’s website.

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